October 15, 2025

Kim McManus, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-0506

Re:    Collaborative Investment Series Trust; File Nos. 811-23306 and 333-221072 (“Registrant”)

Dear Ms. McManus:

On August 8, 2025, the Registrant, on behalf of its series, PL Growth and Income ETF (the “Fund”), filed an amendment to its registration statement under the Securities Act of 1933 on Form N-1A. In a telephone conversation on September 24, 2025, you provided comments to the amendment. Below, please find those comments and the Registrant’s responses. Please note that added language is in italics.

Prospectus

Comment 1: Under the heading “Principal Investment Strategies,” please identify the types of equity securities the Fund will invest in (e.g., common stock, preferred stock, convertible securities, etc.). The SAI states that equity securities may include convertible securities. Please confirm the Fund’s understanding that the Fund may not include convertible debt in 80% basket of equity securities if the convertible debt is deep out of the money.

Response: The Registrant revised the first sentence of the first paragraph under the “Principal Investment Strategies” heading to state the following.

The Fund is an actively managed exchange traded fund (“ETF”) that seeks long-term growth and income through a focused portfolio of 30-50 individual common stocks, of any market capitalization.

Additionally, the Registrant added the following risk disclosure under the “Principal Investment Risks” heading.

Common Stock Risk. Common stocks are susceptible to general stock market fluctuations and to volatile increases and decreases in value as market confidence in and perceptions of their issuers change. Investor perceptions are based on various and unpredictable factors, including expectations regarding government, economic, monetary and fiscal policies; inflation and interest rates; economic expansion or contraction; and global or regional political, economic and banking crises.

Further, the Registrant confirms its understanding of convertible debt.

Comment 2: Under the heading “Principal Investment Strategies,” please explain what “PL” in the Fund’s name is referring to.

Response: The Registrant notes that “PL” is simply a naming convention and refers to the names of the portfolio manager’s children: Philip and Lilian.

Comment 3: Please explain what factors the adviser will consider in determining how to allocate assets within the bands identified.

Response: The Registrant added the following disclosure in the third paragraph under the “Principal Investment Strategies” heading.

In determining the allocation of assets in the following ranges, the Adviser will consider macro-economic conditions, micro considerations for specific sectors and companies, reported financial statements and analytical opinions, when available.

Comment 4: Please identify the factors the adviser will consider in evaluating a company’s long-term growth potential in the second to last paragraph under the “Principal Investment Strategies” heading.

Response: The Registrant added the following disclosure in the second to last paragraph under the “Principal Investment Strategies” heading.

In evaluating securities with long-term growth potential, the Adviser will consider the projected and reported sales growth data, as well as the classifications of the securities by third-parties and benchmarks.

Comment 5: Please revise the “Exchange Traded Funds Risk” to explain why the costs will be higher (for example, because of duplicate management fees).

Response: The Registrant revised the “Exchange Traded Funds Risk” as follows.

Exchange Traded Funds Risk. The cost of investing in the Fund will be higher than the cost of investing directly in the ETFs in which it invests and may be higher than other mutual funds that invest directly in stocks and bonds because of duplicate management fees and brokerage and trading costs. Each other ETF is subject to specific risks, depending on the nature of the ETF.

Comment 6: Please revise the principal investment strategies in the Item 9 disclosure to explain the tax consequences to shareholders of increased portfolio turnover and how the tax consequences of, or trading costs associated with, a fund’s portfolio turnover may impact performance. See Instruction 7 to Item 9(b) of Form N-1A.

Response: The Registrant added the following disclosure in the last paragraph.

A higher portfolio turnover rate may indicate higher transaction costs and may result in higher taxes when Fund shares are held in a taxable account.  These costs affect the Fund’s performance.

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If you have any questions or additional comments, please call the undersigned at 216-566-5706 or Zeynep Kart at 614-469-3215.

Very truly yours,

/s/ Andrew Davalla
Andrew Davalla